UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

DELTEK, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

24784L105
(CUSIP Number)

Steven B. Klinsky
New Mountain Investments II, L.L.C.
787 Seventh Avenue, 49th Floor
New York, NY  10019
(212) 720-0300

Copies to:

Paul Reinstein
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Investments II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,844,374*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,844,374*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,374*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%
14	TYPE OF REPORTING PERSON OO

*These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 37,318,811 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 648,306 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 2,877,257 shares of common stock of the issuer.

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Partners II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 37,318,811
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 37,318,811
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,318,811
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Affiliated Investors II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 648,306
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 648,306
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 648,306
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Allegheny New Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,877,257
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,877,257
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,877,257
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON New Mountain Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,844,374*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,844,374*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,374*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%
14	TYPE OF REPORTING PERSON OO

*These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 37,318,811 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 648,306 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 2,877,257 shares of common stock of the issuer.

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Steven B. Klinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 40,844,374*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 40,844,374*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,844,374*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.5%
14	TYPE OF REPORTING PERSON IN

*These securities are directly owned as follows: New Mountain Partners II, L.P. directly owns 37,318,811 shares of common stock of the issuer; New Mountain Affiliated Investors II, L.P. directly owns 648,306 shares of common stock of the issuer; and Allegheny New Mountain Partners, L.P. directly owns 2,877,257 shares of common stock of the issuer.

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Kathleen deLaski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,330**
	8	SHARED VOTING POWER 81,760***
	9	SOLE DISPOSITIVE POWER 125,330**
	10	SHARED DISPOSITIVE POWER 81,760***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 207,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IN

*See Item 3.
**Includes 42,665 shares held in the Daphne Jean deLaski Irrevocable Trust and  42,665 shares held in the Dana Nancy deLaski Irrevocable Trust. The Reporting Person is the sole trustee of each of the trusts.
***These securities are held by the Reporting Person and Edward Grubb (the spouse of the Reporting Person) as joint tenants.

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward Grubb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,330**
	8	SHARED VOTING POWER 81,760***
	9	SOLE DISPOSITIVE POWER 40,000**
	10	SHARED DISPOSITIVE POWER 81,760***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 134,090
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

*See Item 3.
** (a) Items 7, 9 and 11 include 20,000 shares of the Issuer’s common stock which may be acquired upon the exercise of director stock options that are presently exercisable or become exercisable within the next 60 days, and (b) Items 7 and 11 include 12,330 unvested restricted stock awards for which the Reporting Person has the power to vote.
***These securities are held by the Reporting Person and Kathleen deLaski (the spouse of the Reporting Person) as joint tenants.

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Onae Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,835
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,835
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON OO

*See Item 3.

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alvaro Pascotto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,835**
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 114,835**
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,835**
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

*See Item 3.
**These securities are held in The Onae Trust, of which the Reporting Person is the trustee.

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Daphne Jean deLaski Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,665
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,665
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,665
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

*See Item 3.

CUSIP No. 24784L105	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dana Nancy deLaski Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [x]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO*
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 42,665
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 42,665
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,665
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON OO

*See Item 3.

This Amendment No. 9 amends and supplements the statement on Schedule 13D, filed on March 31, 2009, as amended (the “Schedule 13D”), by New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P. (collectively, the “New Mountain Funds”), New Mountain Investments II, L.L.C., New Mountain Capital, L.L.C., Steven B. Klinsky, Kenneth E. deLaski, Kathleen deLaski, Edward Grubb, the Dana Nancy deLaski Irrevocable Trust, the Daphne Jean deLaski Irrevocable Trust, the Tena Renken deLaski Marital Trust, the Onae Trust, and Alvaro Pascotto, with respect to the common stock, par value $0.001 per share (“Common Stock”), of Deltek, Inc., a Delaware corporation (the “Issuer” or the “Company”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

ITEM 2.                      IDENTITY AND BACKGROUND

As a result of the disposition of all of their shares of Common Stock, Kenneth E. deLaski and the Tena Renken deLaski Marital Trust (the “Former Reporting Persons”) are no longer Reporting Persons.  Item 2 of the Schedule 13D is hereby amended by deleting the Former Reporting Persons and any references to the Former Reporting Persons.

ITEM 4.                      PURPOSE OF TRANSACTION

Merger Agreement

On August 26, 2012, the Company entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”), by and among Project Diamond Holdings Corporation, a Delaware corporation (“Parent”), Project Diamond Merger Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”) and the Company to sell the Company in an all-cash transaction. Parent and Merger Sub are controlled affiliates of Thoma Bravo Fund IX, L.P. and Thoma Bravo Fund X, L.P.

The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent. The boards of directors of all of the parties to the Merger Agreement have approved the Merger. Pursuant to the Merger Agreement, each share of Common Stock (other than shares owned by the Company or its subsidiaries (which will be cancelled) and other than those shares with respect to which appraisal rights are properly exercised and not withdrawn under Delaware law) will automatically be cancelled and converted into the right to receive $13.00 in cash, without interest.

The Merger will be completed upon the satisfaction of several closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. Each party’s obligations to consummate the Merger is subject to certain other conditions, including among others, the accuracy of the other party’s representations and warranties, the other party’s compliance in all material respects with its covenants and agreements contained in the Merger Agreement and 20 days having elapsed since the mailing to holders of Common Stock of the definitive information statement with respect to such adoption of the Merger Agreement. In addition, the Merger Agreement contains certain termination rights for the Company and Parent, and requires the payment of certain fees and expenses upon specified circumstances.

The foregoing description of the Merger Agreement does not purport to be a complete description and is qualified in its entirety by the terms of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed August 27, 2012, and is incorporated herein by reference.

Voting Agreement

In connection with the execution of, and as a condition and inducement to Parent entering into the Merger Agreement, the Company entered into a written consent and voting agreement (the “Voting Agreement”) with the New Mountain Funds, which in the aggregate beneficially own 40,844,374 shares of Common Stock (the “Covered Shares”), representing approximately 59.5% of the Company’s Common Stock outstanding as of August 22, 2012, and Parent.

Pursuant to the Voting Agreement the New Mountain Funds agreed to vote in favor of the adoption of the Merger Agreement, and on the terms and subject to the conditions set forth in the Voting Agreement, executed and delivered to the Company and Parent a written consent, substantially in the form attached thereto as Exhibit A, pursuant to which the New Mountain Funds approved and adopted the Merger Agreement in accordance with Section 228 of the General Corporation Law of the State of Delaware.

The New Mountain Funds have agreed under the terms of the Voting Agreement, to vote their shares (i) in favor of the adoption of the Merger Agreement and any related proposal in furtherance thereof, as reasonably requested by Parent, (ii) against any action or agreement submitted for the vote or written consent of stockholders that the New Mountain Funds know is in opposition to the Merger or that the New Mountain Funds know would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, and (iii) against any Acquisition Proposal (as defined in the Merger Agreement), and against any other action, agreement or transaction submitted for the vote or written consent of stockholders that the New Mountain Funds know would impede, interfere with, delay, postpone, discourage, frustrate the purposes of, adversely affect or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement or the Voting Agreement.

Pursuant to the Voting Agreement, the New Mountain Funds agreed that they have not and will not while the Voting Agreement remains in effect, (i) enter into any voting agreement or voting trust with respect to the Covered Shares with respect to certain matters described therein, (b) grant a proxy, consent or power of attorney with respect to the Covered Shares with respect to certain matters described therein and (c) take any action that would make any representation or warranty of the New Mountain Funds contained in the Voting Agreement untrue or incorrect or have the effect of preventing or disabling any Stockholder from performing any of its obligations under the Voting Agreement.

The New Mountain Funds have agreed not to (i) transfer any of the Covered Shares, beneficial ownership thereof or any other interest therein (subject to limited exceptions), (ii) enter into any agreement, arrangement or understanding (other than with Parent or Merger Sub), or knowingly take any other action that violates or conflicts with the Stockholder’s representations, warranties, covenants and obligations under the Voting Agreement, or (iii) knowingly take any action that could restrict or otherwise affect the Stockholder’s legal power, authority and right to comply with and perform its covenants and obligations under the Voting Agreement.

The Voting Agreement also prohibits the New Mountain Funds from soliciting, initiating, proposing, facilitating or encouraging any Acquisition Proposal, provided that the New Mountain Funds may participate in discussions or negotiations with a third party if the Company is permitted to do so under the Merger Agreement.

The Voting Agreement terminates on the earlier of (i) the date the Merger Agreement is terminated in accordance with its terms, (ii) the closing of the Merger, (iii) the delivery of notice by Parent of the termination of the Voting Agreement and (iv) the delivery of notice by the New Mountain Funds to Parent, to the extent permitted under applicable law, if the Merger Agreement is amended or waived without the prior consent of the New Mountain Funds and such amendment or waiver reduces the amount of the merger consideration or changes the form of the merger consideration to include or substitute therefor a form other than cash.

The foregoing description of the Voting Agreement does not purport to be a complete description and is qualified in its entirety by the terms of the Voting Agreement, a copy of which is attached as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed August 27, 2012, and is incorporated herein by reference.

ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) – (b)          The aggregate number of shares of Common Stock to which this Statement relates is 41,238,629, constituting approximately 60.1% of the outstanding shares of Common Stock of the Issuer.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

All percentages of the outstanding shares of Common Stock set forth herein are based upon 68,611,576 shares of Common Stock outstanding as of August 22, 2012 and treating any shares of Common Stock which may be acquired by any Reporting Person within 60 days as being outstanding for purposes of computing the percentage of outstanding shares of Common Stock held by such Reporting Person (but not by any other Reporting Person).

(c)                  None of the Reporting Persons (including the Former Reporting Persons) disposed of, or became the beneficial owner of, any shares of Common Stock during the past 60 days.

ITEM 6.                      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See response to Item 4.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

2.1
Agreement and Plan of Merger, dated as of August 26, 2012, by and among Deltek, Inc., Project Diamond Holdings Corporation and Project Diamond Merger Corporation (filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed August 27, 2012, and incorporated herein by reference).

10.1
Written Consent and Voting Agreement, dated as of August 26, 2012, by and among Project Diamond Holdings Corporation, New Mountain Partners II, L.P., New Mountain Affiliated Investors II, L.P., Allegheny New Mountain Partners, L.P. and Deltek, Inc. (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed August 27, 2012, and incorporated herein by reference).

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
.

Date:  August 28, 2012

NEW MOUNTAIN INVESTMENTS II, L.L.C.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member

NEW MOUNTAIN PARTNERS II, L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of
New Mountain Partners II, L.P.

NEW MOUNTAIN AFFILIATED INVESTORS II, L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of
New Mountain Affiliated Investors II, L.P.

ALLEGHENY NEW MOUNTAIN PARTNERS, L.P.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Managing Member of the GP of
Allegheny New Mountain Partners, L.P.

NEW MOUNTAIN CAPITAL, L.L.C.

By:	/s/ Steven B. Klinsky
	Name:	Steven B. Klinsky
	Title:	Chief Executive Officer

/s/ Steven B. Klinsky
STEVEN B. KLINSKY

KENNETH E. DELASKI

By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact(1)

KATHLEEN DELASKI

By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact(2)

EDWARD GRUBB

By:	/s/ Salman Ahmad
	Name:	Salman Ahmad
	Title:	Attorney-in-Fact(2)

THE TENA RENKEN DELASKI MARITAL TRUST

By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact(1)

THE ONAE TRUST

By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact(1)

ALVARO PASCOTTO

By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact(1)

THE DAPHNE JEAN DELASKI IRREVOCABLE TRUST

By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact(1)

THE DANA NANCY DELASKI IRREVOCABLE TRUST

By:	/s/ Robert E. Gregg
	Name:	Robert E. Gregg
	Title:	Attorney-in-Fact(1)

(1)	A Power of Attorney authorizing Robert E. Gregg to act on behalf of the Reporting Person has previously been filed with the Commission.
(2)	A Power of Attorney authorizing Salman Ahmad to act on behalf of the Reporting Person has previously been filed with the Commission.